UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GulfMark Offshore, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	76-0526032 (I.R.S. Employer Identification No.)

842 West Sam Houston Parkway North, Suite 400 Houston, Texas (Address of Principal Executive Offices)	77024 (Zip Code)

Title of Each Class to be Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, $0.01 par value per share	NYSE American

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: N/A

Item 1. Description of Registrant’s Securities to be Registered.

General

As previously reported, on May 17, 2017, GulfMark Offshore, Inc., a Delaware corporation (“GulfMark” or the “Company”), filed a voluntary petition for relief (the “Bankruptcy Case”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to pursue a Chapter 11 Plan of the Debtor (as proposed and amended, the “Plan”) and related disclosure statement (as amended, the “Disclosure Statement”). On October 4, 2017, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. A copy of the Confirmation Order, with a copy of the Plan as confirmed attached thereto, is attached as Exhibit 2.1 to the Current Report on Form 8-K filed October 5, 2017 and is incorporated herein by reference. On the date hereof (the “Effective Date”), the Company satisfied the conditions of the Confirmation Order, and the Plan became effective.

Pursuant to the Plan, on the Effective Date, the Company will issue 7,043,141 shares of Common Stock, par value $0.01 per share (the “Common Stock”). In addition, the Company has reserved an additional (i) 2,956,859 shares of Common Stock for the potential conversion of warrants to purchase Common Stock with an exercise price of $0.01; (ii) 876,553 shares of Common Stock for issuance under the Company’s Management Incentive Plan and (iii) approximately 810,811 shares of Common Stock for the potential conversion of warrants to purchase Common Stock with an exercise price of $100.00 pursuant to the Plan. This registration statement registers the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended. All previously issued and outstanding shares of Common Stock and other previously issued and outstanding existing equity interests in the Company have been cancelled as of the Effective Date.

Also on the Effective Date, the Company filed its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware and adopted its Amended and Restated Bylaws (the “Bylaws”). The following description of the Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, copies of which are attached to this registration statement as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the capital stock of the Company.

Authorized Capitalization

The total number of shares of capital stock that the Company has authority to issue is 30,000,000 shares, consisting of (i) 25,000,000 shares of Common Stock, and (ii) 5,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”). The shares of the Company’s common stock are subject to the Maritime Restrictions as described under “—Maritime Restrictions” below.

Subject to the limitations in the Certificate of Incorporation or applicable law, the shares of the Common Stock have all rights ordinarily associated with shares of common stock under Delaware law, including, but not limited to, general voting rights and general rights to dividends and distributions.

Voting and Dividend Rights

Each holder of record of Common Stock is entitled to one (1) vote for each share of Common Stock that is registered in such holder’s name on the books of the Company. The holders of record of Common Stock vote together as a single class on all matters on which holders of the Common Stock are entitled to vote except as otherwise required by applicable law. Holders of shares of Common Stock are entitled to receive equally, on a per share basis, such dividends or distributions as are lawfully declared on the Common Stock. Except as otherwise required by law, holders of Common Stock are not entitled to vote on any amendment to the Certificate of Incorporation (including any Preferred Stock Designation (as defined in the Certificate of Incorporation)) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any Preferred Stock Designation) or pursuant to the DGCL, provided that such amendment does not alter or change the designations, powers, preferences or rights of the shares of Common Stock so as to affect them adversely. Notwithstanding the foregoing, the rights of Non-U.S. Citizen owners of shares of the Company’s Common Stock to receive dividends or other distributions (upon liquidation or otherwise) are subject to the Maritime Restrictions as described under “—Maritime Restrictions” below.

Number of Directors

The total number of directors constituting the entire Board of Directors may not be not less than one (1) nor more than fifteen (15). Initially, the Board of Directors is comprised of seven (7) directors. Each director holds office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier death, resignation, removal or incapacity. The number of directors may be changed from time to time by resolution of a majority of the Board of Directors. Directors need not be stockholders. In order to comply with U.S. Maritime Laws, no more than a minority of the number of directors necessary for a quorum of the Board of Directors may be Non-U.S. Citizens. See the Maritime Restrictions as described under “—Maritime Restrictions” below.

Vacancies and Newly Created Directorships

Subject to the rights, if any, of the holders of shares of any class or series of Preferred Stock of then outstanding to designate a director to fill a vacancy as set forth in the instrument of designation of such Preferred Stock applicable thereto, any vacancy on the Board of Directors resulting from any death, resignation, retirement, disqualification, removal from office, or newly created directorship resulting from any increase in the authorized number of directors or otherwise will be filled by (a) the Board of Directors, acting by a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, or (b) stockholders of the Company, with an affirmative vote of the holders of a majority of the total voting power of all the shares of the Company entitled to vote generally in the election of directors, voting together as a single class. A director elected to fill a vacancy will hold office for a term expiring at the annual meeting of stockholders and until such director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

Special Meetings of the Stockholders

Special meetings of stockholders of the Company may be called at any time and from time to time only upon the written request (stating the purpose or purposes of the meeting) of (a) the Board of Directors, (b) the Chairman of the Board of Directors, or (c) the holders of ten percent or more of the total voting power of all the shares of the Company entitled to vote generally in the election of directors. Except as otherwise required by law or provided in the instrument of designation of any series of Preferred Stock of the Company, special meetings of the stockholders of the Company may not be called by any person, group or entity other than those specifically enumerated in this paragraph.

Stockholder Action by Written Consent

Any action required or permitted to be taken at any annual or special meetings of the stockholders of the Company may be taken without a meeting, without prior notice and without a vote, by a consent or consents in writing, setting forth the action so taken, (a) signed by stockholders of the Company holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all the shares of the Company entitled to vote thereon were present and voted and (b) delivered to the Company in accordance with Section 228 of the DGCL.

Liquidation, Dissolution or Winding Up

Holders of shares of Common Stock, upon liquidation, dissolution or winding up of the affairs of the Company, are entitled to share equally, on a per share basis, in the assets thereof that may be available for distribution after satisfaction of creditors and of the preferences of shares of Preferred Stock. Notwithstanding the foregoing, the rights of Non-U.S. Citizen owners of shares of the Common Stock to receive distributions (upon liquidation or otherwise) are subject to the Maritime Restrictions as described under “—Maritime Restrictions” below.

Redemption

Shares of the Common Stock are not redeemable (except for any shares of Common Stock that are Excess Shares (as defined below)) and have no subscription or preemptive rights. For a description of the Company’s right to redeem Excess Shares, see “—Maritime Restrictions—Redemption of Excess Shares” below.

Transfer Agent and Registrar

The Transfer Agent and Registrar for shares of the Common Stock is American Stock Transfer & Trust Company.

Limitation of Directors’ Liability and Indemnification

The Certificate of Incorporation contains provisions eliminating the personal liability of the Company’s directors and officers to the Company and the Company’s stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by the DGCL, as it may be amended. These provisions only apply to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. In addition, these provisions limit liability only for breaches of fiduciary duties under the DGCL and not for violations of other laws such as the U.S. Federal securities laws and U.S. Federal and state environmental laws. As a result of these provisions in the Certificate of Incorporation, the Company’s stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties. However, the Company’s stockholders may obtain injunctive or other equitable relief for these actions. These provisions also reduce the likelihood of derivative litigation against directors that might benefit us.

In addition, the Certificate of Incorporation and Bylaws provide that the Company will indemnify and advance expenses to, and hold harmless, each of the Company’s directors and officers (each, an “Indemnitee”), to the fullest extent permitted by applicable law, who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (each a “proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the Company’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, fiduciary or agent or in any other capacity while serving as a director, officer, employee, fiduciary or agent, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, except as otherwise provided in the Certificate of Incorporation and Bylaws, the Company will be required to indemnify, or advance expenses to, an Indemnitee in connection with a proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors.

Pursuant to the Plan, indemnification agreements with each of the Company’s current and former officers, directors, agents, and/or employees (each, a “Contractual Indemnitee”) with respect to all present and future actions, suits, and proceedings against the Company or such directors, officers, agents, and/or employees, based upon any act or omission for or on behalf of the Debtor, shall not be discharged or impaired by the Plan or the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code (“Confirmation Order”); provided, however, that the Company shall not indemnify directors or officers of the Company for any claims or causes of action arising out of, or relating to, any act or omission resulting from gross negligence, willful misconduct, breach of fiduciary duty, intentional tort, a criminal act, or intentional fraud. Pursuant to the indemnification agreements, we will be obligated to indemnify the applicable Contractual Indemnitee to the fullest extent permitted by applicable law in the event that such Contractual Indemnitee, by reason of such Contractual Indemnitee’s relationship with us, was, is or is threatened to be made a party to or participant in any threatened, pending or completed action or proceeding, other than an action or proceeding by or in our right against all expenses, judgments, penalties, fines (including any excise taxes assessed on the Contractual Indemnitee with respect to an employee benefit plan) and amounts paid in settlement actually and reasonably incurred by such Contractual Indemnitee in connection with such action or proceeding, provided that such Contractual Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, provided that he or she also had no reasonable cause to believe his or her conduct was unlawful. We will also be obligated to indemnify such Contractual Indemnitee to the fullest extent permitted by applicable law in the event that such Contractual Indemnitee, by reason of such Contractual Indemnitee’s relationship with us, was, is or is threatened to be made a party to or participant in any threatened, pending or completed action or proceeding brought by or in our right to procure a judgment in our favor, against all expenses actually and reasonably incurred by such Contractual Indemnitee in connection with such action or proceeding, provided that such Contractual Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. Notwithstanding the foregoing sentence, no indemnification against expenses incurred by such Contractual Indemnitee in connection with such an action or proceeding brought by or in our right will be made in respect of any claim, issue or matter as to which such Contractual Indemnitee is adjudged to be liable to us or if applicable law prohibits such indemnification being made; provided, however, that, in such event, if applicable law so permits, indemnification against such expenses will nevertheless be made by us if and to the extent that the court in which such action or proceeding has been brought or is pending determines that, despite the adjudication of liability but in view of all the circumstances of the case, the Contractual Indemnitee is fairly and reasonably entitled to indemnity for such expenses.

The indemnification agreements also provide for the advancement of all reasonable expenses incurred by such Contractual Indemnitee in connection with any action or proceeding covered by the indemnification agreement. The Contractual Indemnitee will be required to repay any amounts so advanced if, and to the extent that, it is ultimately determined that he or she is not entitled to be indemnified by us against such expenses. The Contractual Indemnitee will further be required to return any such advance to us which remains unspent at the conclusion of the action or proceeding to which the advance related.

Delaware Section 203

The Company expressly elects not to be governed by Section 203 of the DGCL.

Anti-takeover Effects

The Maritime Restrictions may have anti-takeover effects because they will restrict the ability of Non-U.S. Citizens to own, in the aggregate, more than 24% of the outstanding shares of the Common Stock. The Board of Directors considers the Maritime Restrictions to be reasonable and in the Company’s best interests and the best interests of the Company’s stockholders because the Maritime Restrictions reduce the risk that the Company will not be a U.S. Citizen (as defined below) for purposes of operating U.S.-flag vessels in the U.S. coastwise trade. In the opinion of the Board of Directors, the fundamental importance to the Company’s stockholders of maintaining eligibility under these U.S. Maritime Laws is a more significant consideration than the indirect “anti-takeover” effect the Maritime Restrictions may have.

The availability for issuance of additional shares of the Company’s common stock could have the effect of rendering more difficult or discouraging an attempt to obtain control of the Company. For example, the issuance of shares of the Company’s common stock (within the limits imposed by applicable law and the rules of any exchange upon which the common stock may then be listed) in a public or private sale, merger or similar transaction would increase the number of outstanding shares, thereby possibly diluting the interest of a party attempting to obtain control of the Company. The issuance of additional shares of the Company’s common stock could also be used to render more difficult a merger or similar transaction even if it appears to be desirable to a majority of the Company’s stockholders.

Maritime Restrictions

The Company and certain of its subsidiaries are subject to U.S. maritime laws (the “U.S. Maritime Laws”) that generally require that only U.S. citizens own and operate U.S.-flag vessels in the U.S. coastwise trade (i.e., trade between points in the United States). We refer to any natural person or entity that satisfies the citizenship requirements of the U.S. Maritime Laws as a “U.S. Citizen,” and any natural person or entity that does not satisfy those requirements as a “Non-U.S. Citizen.” In general, a corporation must satisfy the following requirements in order to be a U.S. Citizen: (i) the corporation must be organized under the laws of the United States or of a state, territory or possession thereof; (ii) each of the chief executive officer and the chairman of the board of directors of the corporation must be a U.S. Citizen; (iii) no more than a minority of the number of directors of the corporation necessary to constitute a quorum for the transaction of business may be Non-U.S. Citizens; and (iv) at least 75% of each class or series of stock in the corporation must be owned by U.S. Citizens. Should the Company fail to satisfy the requirements of the U.S. Maritime Laws to be a U.S. Citizen, it would be prohibited from operating its vessels in the U.S. coastwise trade during the period of such non-compliance. In addition, the Company could be subject to fines and its vessels could be subject to seizure and forfeiture for violations of the U.S. Maritime Laws.

The following is a summary of the restrictions (the “Maritime Restrictions”) in the Certificate of Incorporation. This summary is qualified in its entirety by reference to the full text of the Certificate of Incorporation.

General Restriction on Ownership of Shares by Non-U.S. Citizens

In order for the Company to protect its status as a U.S. Citizen, the Certificate of Incorporation restricts the record or beneficial ownership or control of shares of each class or series of the Company’s capital stock, which includes the Common Stock, by Non-U.S. Citizens to no more than 24% in the aggregate of the total issued and outstanding shares of such class or series. We refer to such percentage restriction on ownership by Non-U.S. Citizens of any class or series of shares of the Company’s capital stock as the “Permitted Percentage” and any such shares owned by Non-U.S. Citizens in excess of the Permitted Percentage as “Excess Shares.” The Certificate of Incorporation provides that a person will not be deemed to be the record or beneficial owner or have control of shares of the Company’s capital stock, if the Company determines that such person is not the owner of such shares for the purposes of the U.S. Maritime Laws. All references to beneficial ownership of shares and the derivative phrases thereof in this summary of the Maritime Restrictions include record ownership of shares and the ability to control shares.

Restriction on Transfers of Excess Shares

The Certificate of Incorporation provides that no shares of any class or series of the capital stock of the Company may be transferred to a Non-U.S. Citizen or a holder of record that will hold such shares for or on behalf of a Non-U.S. Citizen if, upon completion of such transfer, the number of shares of such class or series beneficially owned by all Non-U.S. Citizens in the aggregate would exceed the Permitted Percentage for such class or series. Any transfer or purported transfer of beneficial ownership of any shares of any class or series of capital stock of the Company, the effect of which would be to cause one or more Non-U.S. Citizens in the aggregate to beneficially own shares of any class or series of capital stock of the Company in excess of the Permitted Percentage for such class or series, shall, to the fullest extent permitted by law, be void ab initio and ineffective, and, to the extent that the Company or its transfer agent (if any) knows that such transfer or purported transfer would, if completed, be in violation of the restrictions on transfers to Non-U.S. Citizens set forth in Article VI of the Certificate of Incorporation, neither the Company nor its transfer agent (if any) shall register such transfer or purported transfer on the stock transfer records of the Company and neither the Company nor its transfer agent (if any) shall recognize the transferee or purported transferee thereof as a stockholder of the Company for any purpose whatsoever (including for purposes of voting, dividends and other distributions) except to the extent necessary to effect any remedy available to the Company under Article VI of the Certificate of Incorporation. In no event shall any such registration or recognition make such transfer or purported transfer effective unless the Board of Directors (or any duly authorized committee thereof, or any officer of the Company who shall have been duly authorized by the Board of Directors or any such committee thereof) shall have expressly and specifically authorized the same.

In connection with any purported transfer of shares of any class or series of the capital stock of the Company, any transferee or proposed transferee of shares and, if such transferee or proposed transferee is acting as a fiduciary or nominee for a beneficial owner, such beneficial owner, may be required by the Company or its transfer agent to deliver (i) certification (which may include as part thereof a form of affidavit) upon which the Company and its transfer agent shall be entitled to rely conclusively stating whether such transferee or proposed transferee or, if such transferee or proposed transferee is acting as custodian, nominee, purchaser representative or in any other capacity for a beneficial owner, whether such beneficial owner, is a U.S. Citizen, and (ii) such other documentation and information concerning its citizenship under Section 6.8 of Article VI of the Certificate of Incorporation as the Company may request in its sole discretion. Registration and recognition of any transfer of shares may be denied by the Company upon refusal to furnish any of the foregoing citizenship certifications, documentation or information requested by the Company. Each proposed transferor of such shares shall reasonably cooperate with any requests from the Company to facilitate the transmission of requests for such citizenship certifications and such other documentation and information to the proposed transferee and such proposed transferee’s responses thereto.

Notwithstanding any of the provisions of Article VI of the Certificate of Incorporation, the Company shall be entitled to rely, without limitation, on the stock transfer and other stockholder records of the Company (and its transfer agent) for the purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies, and otherwise conducting votes of stockholders.

Excess Shares

If on any date, including, without limitation, any record date (each, an “Excess Share Date”), the number of shares of any class or series of capital stock of the Company beneficially owned by all Non-U.S. Citizens in the aggregate should exceed the Permitted Percentage with respect to such class or series of capital stock, irrespective of the date on which such event becomes known to the Company (such shares in excess of the Permitted Percentage, the “Excess Shares”), then the shares of such class or series of capital stock of the Company that constitute Excess Shares for purposes of Article VI of the Certificate of Incorporation shall be (x) those shares that have been acquired by or become beneficially owned by Non-U.S. Citizens, starting with the most recent acquisition of beneficial ownership of such shares by a Non-U.S. Citizen and including, in reverse chronological order of acquisition, all other acquisitions of beneficial ownership of such shares by Non-U.S. Citizens from and after the acquisition of beneficial ownership of such shares by a Non-U.S. Citizen that first caused such Permitted Percentage to be exceeded, or (y) those shares beneficially owned by Non-U.S. Citizens that exceed the Permitted Percentage as the result of any repurchase or redemption by the Company of shares of its capital stock, starting with the most recent acquisition of beneficial ownership of such shares by a Non-U.S. Citizen and going in reverse chronological order of acquisition; provided, however, that: (a) the Company shall have the power to determine, in its sole discretion, those shares of such class or series that constitute Excess Shares in accordance with the provisions of Article VI of the Certificate of Incorporation; (b) the Company may, in its sole discretion, rely on any documentation provided by Non-U.S. Citizens with respect to the date and time of their acquisition of beneficial ownership of Excess Shares; (c) if the acquisition of beneficial ownership of more than one Excess Share occurs on the same date and the time of acquisition is not definitively established, then the order in which such acquisitions shall be deemed to have occurred on such date shall be determined by lot or by such other method as the Company may, in its sole discretion, deem appropriate; (d) Excess Shares that result from a determination that a beneficial owner has ceased to be a U.S. Citizen shall be deemed to have been acquired, for purposes of Article VI of the Certificate of Incorporation, as of the date that such beneficial owner ceased to be a U.S. Citizen; and (e) the Company may adjust upward to the nearest whole share the number of shares of such class or series deemed to be Excess Shares. Any determination made by the Company pursuant to Section 6.5 of the Certificate of Incorporation as to which shares of any class or series of the Company’s capital stock constitute Excess Shares of such class or series shall be conclusive and shall be deemed effective as of the applicable Excess Share Date for such class or series.

Redemption of Excess Shares

To the extent that the above ownership and transfer restrictions would be ineffective for any reason, the Certificate of Incorporation provides that, to prevent the percentage of aggregate shares of any class or series of the Company’s capital stock owned by Non-U.S. Citizens from exceeding the Permitted Percentage, the Company, by action of the Board of Directors (or any duly authorized committee thereof), in its sole discretion, will have the power (but not the obligation) to redeem all or any number of such Excess Shares, unless such redemption is not permitted under applicable law.

Until such Excess Shares are redeemed or they are no longer Excess Shares, the holders of such shares will not be entitled to any voting rights with respect to such shares and the Company will pay any dividends or distributions with respect to such shares into a segregated account. Full voting, distribution and dividend rights will be restored to such Excess Shares (and any dividends or distributions paid into a segregated account will be paid to holders of record of such shares), promptly after the time and to the extent that such shares have ceased to be Excess Shares, unless such shares have already been redeemed by the Company.

If the Board of Directors (or any duly authorized committee thereof) determines to redeem Excess Shares, the per share redemption price (the “Redemption Price”) for each Excess Share shall be paid by the issuance of one Redemption Warrant (defined below) for each Excess Share; provided, however, that if (x) the Company has received written advice of counsel that a Redemption Warrant would be treated as capital stock under the U.S. Maritime Laws due to a change in the U.S. Maritime Laws, a written change in the policies of the U.S. Coast Guard or a written notice from the U.S. Coast Guard to the Company or (y) the Company is prevented from legally issuing Redemption Warrants under applicable law, then the Redemption Price shall be paid, as determined by the Board of Directors (or any duly authorized committee thereof) in its sole discretion, (A) in cash (by wire transfer or bank or cashier’s check), or (B) by the issuance of Redemption Notes (defined below) or (C) by any combination of cash and Redemption Notes; provided further, however, if any outstanding Redemption Warrants or any outstanding New Noteholder Warrants (defined below) must be restructured as a result of an event described in clause (x) above in order for the Company to comply with the U.S. Maritime Laws, then the Redemption Price shall be paid in the same consideration approved by the Board of Directors (or any duly authorized committee thereof) in its sole discretion to be paid by the Company to the holders of any outstanding Redemption Warrants and any outstanding New Noteholder Warrants in connection with such restructuring.

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“Redemption Warrants” means warrants to purchase one share of any specified class or series of the capital stock of the Company at an exercise price of $0.01 per share governed by the terms of a warrant agreement to be entered into by the Company and a warrant agent, the form of which is attached hereto as Exhibit 4.2 and is incorporated herein by reference. Prior to the issuance of the specified class or series of the capital stock of the Company issuable upon exercise of any Redemption Warrants, the Redemption Warrants shall not entitle the holder or the owner of any beneficial interest in the Redemption Warrants to any rights as a stockholder of the Company, including any rights to vote, to receive dividends or other distributions, to exercise any preemptive right, or to receive notice as stockholders in respect of any meetings of stockholders. A holder of a Redemption Warrant (or its proposed transferee) who cannot establish to the satisfaction of the Company that it is a U.S. Citizen will not be permitted to exercise its Redemption Warrants to the extent the receipt of the shares upon exercise would cause such shares to constitute Excess Shares if they were issued.

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“Redemption Notes” means interest-bearing promissory notes of the Company with a maturity of not more than 10 years from the date of issue and bearing interest at a fixed rate equal to the yield on the U.S. Treasury note having a maturity comparable to the term of such Redemption Notes as published in The Wall Street Journal or comparable publication at the time of the issuance of the Redemption Notes. Such notes shall be governed by the terms of an indenture to be entered into by the Company and a trustee. Redemption Notes shall be redeemable at par plus accrued but unpaid interest.

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“New Noteholder Warrants” means the warrants issued pursuant to the Warrant Agreement, dated November 14, 2017, between the Company and American Stock Transfer & Trust LLC, as warrant agent, with respect to the warrants entitling the holders thereof to purchase shares of Common Stock with an exercise price per warrant equal to $0.01 per share of Common Stock.

With respect to the portion of the Redemption Price being paid in whole or in part by cash and/or by the issuance of Redemption Notes, such portion of the Redemption Price shall be an amount equal to, in the case of cash, or a principal amount equal to, in the case of Redemption Notes, the sum of (A) the Fair Market Value of such Excess Share as of the date of redemption of such Excess Share less (B) an amount equal to the amount of any dividend or any other distribution (upon liquidation or otherwise) which were paid to the holder of record of such Excess Share prior to the date on which such Excess Share is called for redemption instead of being paid into a segregated account by the Company.

Written notice of the redemption of the Excess Shares containing the information set forth in Section 6.6(c)(v) of Article VI of the Certificate of Incorporation, together with a letter of transmittal to accompany certificates, if any, representing the Excess Shares that have been called for redemption, shall be given either by hand delivery or by overnight courier service or by first-class mail, postage prepaid, to each holder of record of the Excess Shares to be redeemed, at such holder’s last known address as the same appears on the stock register of the Company (the “Redemption Notice”), unless such notice is waived in writing by any such holders.

The date on which the Excess Shares shall be redeemed (the “Redemption Date”) shall be the later of (A) the date specified in the Redemption Notice sent to the record holder of the Excess Shares (which shall not be earlier than the date of such notice), and (B) the date on which the Company has irrevocably deposited in trust with a paying agent or set aside for the benefit of such record holder consideration sufficient to pay the Redemption Price to such record holders of such Excess Shares in Redemption Warrants, cash and/or Redemption Notes.

Each Redemption Notice to each holder of record of the Excess Shares to be redeemed shall specify (A) the Redemption Date (as determined pursuant to Section 6.6(c)(iv) of Article VI of the Certificate of Incorporation)), (B) the number and the class or series of shares of capital stock to be redeemed from such holder as Excess Shares (and, to the extent such Excess Shares are certificated, the certificate number(s) representing such Excess Shares), (C) the Redemption Price and the manner of payment thereof, (D) the place where certificates for such Excess Shares (if such Excess Shares are certificated) are to be surrendered for cancellation, (E) any instructions as to the endorsement or assignment for transfer of such certificates (if any) and the completion of the accompanying letter of transmittal, and (F) the fact that all right, title and interest in respect of the Excess Shares to be redeemed (including, without limitation, voting, dividend and distribution rights) shall cease and terminate on the Redemption Date, except for the right to receive the Redemption Price, without interest.

On and after the Redemption Date, all right, title and interest in respect of the Excess Shares selected for redemption (including, without limitation, voting and dividend and distribution rights) shall forthwith cease and terminate, such Excess Shares shall no longer be deemed to be outstanding shares for any purpose, including, without limitation, for purposes of voting or determining the total number of shares entitled to vote on any matter properly brought before the stockholders for a vote thereon or receiving any dividends or distributions (and may be either cancelled or held by the Company as treasury stock), and the holders of record of such Excess Shares shall thereafter be entitled only to receive the Redemption Price, without interest.

Upon surrender of the certificates (if any) for any Excess Shares so redeemed in accordance with the requirements of the Redemption Notice and the accompanying letter of transmittal (and otherwise in proper form for transfer as specified in the Redemption Notice), the holder of record of such Excess Shares shall be entitled to payment of the Redemption Price. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate (or certificates), to the extent such shares were certificated, shall be issued representing the shares not redeemed, without cost to the holder of record. On the Redemption Date, to the extent that dividends or other distributions (upon liquidation or otherwise) with respect to the Excess Shares selected for redemption were paid into a segregated account, then, to the fullest extent permitted by applicable law, such amounts shall be released to the Company upon the completion of such redemption.

Nothing in Section 6.6 of Article VI of the Certificate of Incorporation will prevent the recipient of a Redemption Notice from transferring its shares before the Redemption Date if such transfer is otherwise permitted under the Certificate of Incorporation and applicable law and the recipient provides notice of such proposed transfer to the Company along with the documentation and information required under Article VI of the Certificate of Incorporation establishing that such proposed transferee is a U.S. Citizen to the satisfaction of the Company in its sole discretion before the Redemption Date. If such conditions are met, the Board of Directors (or any duly authorized committee thereof) will withdraw the Redemption Notice related to such shares, but otherwise the redemption thereof will proceed on the Redemption Date in accordance with Section 6.6 of Article VI of the Certificate of Incorporation and the Redemption Notice.

Permitted Actions by the Company to the Maritime Restrictions

The Company has the power to determine the citizenship of the beneficial owners and the transferees or proposed transferees (and, if such transferees or proposed transferees are acting as fiduciaries or nominees for any beneficial owners, the citizenship of such beneficial owners) of any class or series of the Company’s capital stock and to require confirmation from time to time of the citizenship of the beneficial owners of any shares of its capital stock. As a condition to acquiring and having beneficial ownership of any shares of its capital stock, every beneficial owner of the Company’s shares must comply with certain provisions in the Certificate of Incorporation concerning citizenship, which are summarized below. The Company has the right under its Certificate of Incorporation to require additional reasonable proof of the citizenship of beneficial owners, transferees or proposed transferees (and any beneficial owners for whom such transferees or proposed transferees are acting as fiduciaries or nominees) of any shares of its capital stock, and the determination of the Company at any time as to the citizenship of such persons is conclusive.

The Certificate of Incorporation requires that promptly upon a beneficial owner’s acquisition of beneficial ownership of 5% or more of the outstanding shares of any class or series of capital stock of the Company, and at such other times as the Company may determine by written notice to such beneficial owner, such beneficial owner must provide to the Company a written statement or an affidavit, as specified by the Company, stating the name and address of such beneficial owner, the number of shares of each class or series of capital stock of the Company beneficially owned by such beneficial owner as of a recent date, the legal structure of such beneficial owner, a statement as to whether such beneficial owner is a U.S. Citizen, and such other information and documents required by the U.S. Coast Guard or the U.S. Maritime Administration under the U.S. Maritime Laws, including 46 C.F.R. part 355. In addition, under the Certificate of Incorporation, a beneficial owner is required to provide such a written statement or affidavit when the Company determines, in its sole discretion, that the citizenship status of such beneficial owner may have changed or that it is necessary under the U.S. Maritime Laws for the Company to confirm the Company’s citizenship status.

Under the Certificate of Incorporation, when a beneficial owner of any shares of our capital stock ceases to be a U.S. Citizen, such beneficial owner is required to provide to the Company, as promptly as practicable but in no event less than five business days after the date such beneficial owner is no longer a U.S. Citizen, a written statement, stating the name and address of such beneficial owner, the number of shares of each class or series of its capital stock beneficially owned by such beneficial owner as of a recent date, the legal structure of such beneficial owner, and a statement as to such change in status of such beneficial owner to a Non-U.S. Citizen.

The Certificate of Incorporation requires that, promptly after becoming a beneficial owner, every beneficial owner must provide, or authorize such beneficial owner’s broker, dealer, custodian, depositary, nominee or similar agent with respect to the shares of each class or series of the Company’s capital stock beneficially owned by such beneficial owner to provide, to the Company such beneficial owner’s address. A beneficial owner of the Company’s capital stock is also required by the Certificate of Incorporation to provide promptly upon request the Company with a written statement or an affidavit, as specified by the Company, stating the name and address of such beneficial owner, together with reasonable documentation of the date and time of such beneficial owner’s acquisition of beneficial ownership of the shares of any class or series of capital stock of the Company specified by the Company in its request.

In the event that the Company requests the documentation described above and a beneficial owner fails to provide it by the specified date, the Certificate of Incorporation provides for the suspension of the voting rights of such beneficial owner’s shares of the Company’s capital stock and for the payment of dividends and distributions (upon liquidation or otherwise) with respect to those shares into a segregated account until the requested documentation is submitted in form and substance reasonably satisfactory to the Company (subject to the other Maritime Restrictions). In addition, the Company, upon approval by the Board of Directors (or any duly authorized committee thereof) in its sole discretion, has the power to treat such beneficial owner as a Non-U.S. Citizen unless and until the Company receives the requested documentation confirming that such beneficial owner is a U.S. Citizen.

In the event that the Company requests a transferee or proposed transferee (and, if such transferee or proposed transferee is acting as a fiduciary or nominee for a beneficial owner, such beneficial owner) of, shares of any class or series of the Company’s capital stock to provide the documentation described above, and such person fails to submit it in form and substance reasonably satisfactory to the Company by the specified date, the Company, acting through its Board of Directors (or any duly authorized committee thereof, or any officer of the Company who shall have been duly authorized by the Board of Directors or any such committee thereof), will have the power, in its sole discretion, to refuse to accept any application to transfer ownership of such shares (if any) or to register such shares on the stock transfer records of the Company and may prohibit and/or void such transfer, including by placing a stop order with the Company’s transfer agent, until such requested documentation is submitted and the Company is satisfied that the proposed transfer of shares will not result in Excess Shares.

Certificates representing shares of any class or series of the Company’s capital stock will bear legends concerning the restrictions on ownership by persons other than U.S. Citizens.

Maritime Restrictions Severable

The Maritime Restrictions are intended to be severable. If any one or more of the Maritime Restrictions is held to be invalid, illegal or unenforceable, the Certificate of Incorporation provides that the validity, legality or enforceability of any other provision will not be affected.

National Securities Exchange

In order for us to comply with any conditions to listing the shares of the Common Stock that may be specified by the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system, the Certificate of Incorporation provides that nothing therein, such as the provisions voiding transfers to Non-U.S. Citizens, will preclude the settlement of any transaction entered into through the New York Stock Exchange or any other such national securities exchange or automated inter-dealer quotation system for so long as the Common Stock is listed on the New York Stock Exchange. However, the fact that the settlement of any transaction occurs shall not negate the effect of any provision of Article VI of the Certificate of Incorporation and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in therein (including, without limitation, the redemption provisions applicable to Excess Shares).

Item 2. Exhibits.

Exhibit No.	Description
2.1	Chapter 11 Plan of Reorganization of GulfMark Offshore, Inc. dated May 17, 2017 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on May 18, 2017).

3.1*	Amended and Restated Certificate of Incorporation of GulfMark Offshore, Inc.

3.2*	Amended and Restated Bylaws of GulfMark Offshore, Inc.

4.1*	Specimen Stock Certificate representing Common Stock.

4.2*	Form of Warrant Agreement relating to Redemption Warrants to be entered into by GulfMark Offshore, Inc., as Issuer, and American Stock Transfer & Trust Company, LLC, as Warrant Agent.

10.1*	Registration Rights Agreement by and among GulfMark Offshore, Inc. and certain holders identified therein.

99.1

Order of the Bankruptcy Court, dated October 4, 2017, confirming the Chapter 11 Plan of Reorganization of GulfMark Offshore, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on October 5, 2017).

_____________

* Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Chapter 11 Plan of Reorganization of GulfMark Offshore, Inc. dated May 17, 2017 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on May 18, 2017).

3.1*	Amended and Restated Certificate of Incorporation of GulfMark Offshore, Inc.

3.2*	Amended and Restated Bylaws of GulfMark Offshore, Inc.

4.1*	Specimen Stock Certificate representing Common Stock.

4.2*	Form of Warrant Agreement relating to Redemption Warrants to be entered into by GulfMark Offshore, Inc., as Issuer, and American Stock Transfer & Trust Company, LLC, as Warrant Agent.

10.1*	Registration Rights Agreement by and among GulfMark Offshore, Inc. and certain holders identified therein.

99.1

Order of the Bankruptcy Court, dated October 4, 2017, confirming the Chapter 11 Plan of Reorganization of GulfMark Offshore, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on October 5, 2017).

_____________

* Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 14, 2017

GulfMark Offshore, Inc.

By:	/s/ Quintin V. Kneen
Name:	Quintin V. Kneen
Title:	President and Chief Executive Officer